

Mail Stop 3561

November 16, 2017

Clifford E. Pietrafitta
Executive Vice President and Chief Financial Officer
Xerium Technologies, Inc.
14101 Capital Boulevard
Youngsville, North Carolina 27596

> **Re: Xerium Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Response Dated October 27, 2017**
> **File No. 001-32498**

Dear Mr. Pietrafitta:

We have reviewed your October 27, 2017 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 28, 2017 letter.

Form 10-K for the Fiscal Year Ended December 31, 2016

Item 15. Exhibits, Financial Statement Schedules

13. Supplemental Guarantor Financial Information, page 84

1. We have read your response to comment 5. Please revise your disclosure to clarify that all of the guarantor subsidiaries are 100% owned by the parent as defined in Article 3-10(h)(1) of Regulation S-X, if correct. Please note that "wholly-owned" per Article 1-02(aa) of Regulation S-X has a different meaning than 100% owned per Article 3-10(h)(1) of Regulation S-X.

You may contact Robert Babula, Staff Accountant at (202) 551-3339, or Elizabeth Sellars, Staff Accountant at (202) 551-3348, if you have questions regarding this comment on the financial statements and related matters. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products